Exhibit 99.2

KANZHUN limiteD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 14, 2022

Notice is hereby given that KANZHUN LIMITED, a Cayman Islands exempted company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at 21/F, Grandyvic Building Taiyanggong Middle Road Chaoyang District, Beijing, China on December 14, 2022. The meeting will begin at 3 p.m. (local time).

Only shareholders registered in the Company’s register of members at the close of business on November 21, 2022 (New York Time) (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, the following resolutions will be considered, and if thought fit, passed:

1.

as a special resolution, THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”), the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

(a)

all the authorized shares of a par value of US$0.0001 each of such class or classes (however designated) as the directors of the Company (the “Directors”) may determine in accordance with Article 9 of the Fourteenth Amended and Restated Memorandum and Articles of Association of the Company (the “Current M&A”) (whether issued or unissued) in the authorized share capital of the Company be, and hereby are, re-designated on an one-for-one basis as Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), such that following the Variation of Share Capital, the authorized share capital of the Company shall be US$200,000 divided into (i) 1,800,000,000 Class A Ordinary Shares, and (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”);

(b)

the register of members of the Company be updated to record the Variation of Share Capital (including the re-designation of shares) as resolved above, and that new share certificates be issued to the holders thereof upon request, with full power and authority hereby granted to any one Director to prepare, sign, seal and deliver any such share certificates; and

(c)	the registered office provider of the Company be authorized to attend to all necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions.
2.

as a special resolution, THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on the HK Stock Exchange, the Current M&A be amended and restated by the deletion in their entirety and by the substitution in their place of the Fifteenth Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Appendix I (the “Amended M&A”);

3.	as an ordinary resolution, THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on the HK Stock Exchange:
(d)

subject to paragraph (b) below, a general mandate (the “Sale Mandate”) be and is hereby generally and unconditionally granted to the Directors during the Relevant Period (as defined in paragraph (c) below) to exercise all the powers of the Company to allot, issue, and deal with any Class A Ordinary Shares or securities convertible into Class A Ordinary Shares and to make or grant offers, agreements, or options (including any warrants, options, bonds, notes, debentures or other securities (including any debt securities) conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require Class A Ordinary Shares to be allotted, issued or dealt with (otherwise than pursuant to, or in consequence of, a Rights Issue (as defined in paragraph (c) below) or any scrip dividend scheme or similar arrangements, any adjustment of rights to subscribe for Class A Ordinary Shares under options and warrants or a special authority granted by the shareholders) either during or after the end of the Relevant Period;

(e)

the total number of Class A Ordinary Shares allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (c) below);

Exhibit 99.2

(ii)	the exercise of any subscription rights attaching to any warrants which may be allotted and issued by the Company from time to time;
(iii)

the exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iv)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;
(v)	any adjustment of rights to subscribe for Class A Ordinary Shares under options, warrants or a special authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately following the consummation of the Company’s proposed listing on the HK Stock Exchange (but excluding any Class A Ordinary Shares which may be issued pursuant to any share incentive plans of the Company) (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Class A Ordinary Shares and Class B Ordinary Shares of the Company after the passing of this resolution) and the said mandate shall be limited accordingly.

(f)	for the purposes of this resolution:

“Relevant Period” means the period from the consummation of the Company’s proposed listing on the HK Stock Exchange until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means the allotment or issue of shares or other securities in the Company which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders (excluding for such purpose any shareholder who is resident in a place where such offer would or might be unlawful or impracticable to offer shares in such places without registration of the offering documents or compliance with any legal or regulatory requirements or special formalities in such place under the laws of that place) and, where appropriate, to the holders of other equity securities of the Company entitled to such offer by reference to a fixed record date and pro rata to their then holdings of shares or such other equity securities of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient (but in compliance with all relevant laws and regulations) in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

4.	as an ordinary resolution, THAT, conditional upon and with effect from the consummation of the Company’s proposed listing on the HK Stock Exchange:
(g)

a general mandate (the “Repurchase Mandate”) be and is hereby generally and unconditionally granted to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Class A Ordinary Shares on the HK Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange for this purpose (including without limitation the American depositary shares representing Class A Ordinary Shares), in accordance with all applicable laws and the requirements under the listing rules of the HK Stock Exchange or equivalent rules or regulations of any other stock exchange as amended from time to time), provided that the total number of Class A Ordinary Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately following the consummation of the Company’s proposed listing on the HK Stock Exchange (but excluding any Class A Ordinary Shares which may be issued pursuant to any share incentive plans of the Company) (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Class A Ordinary Shares and Class B Ordinary Shares of the Company after the passing of this resolution) and the said mandate shall be limited accordingly; and

Exhibit 99.2

(h)	for the purposes of this resolution:

“Relevant Period” means the period from the consummation of the Company’s proposed listing on the HK Stock Exchange until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting]; and

(i)

an explanatory statement providing information in relation to the Repurchase Mandate, including information required pursuant to Rule 10.06(1)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is attached hereto as Appendix II (the “Explanatory Statement”); and

5.

as an ordinary resolution, THAT, subject to the passing of resolutions 3 and 4 above, during the Relevant Period, the Sale Mandate be and is hereby extended by the addition to the total number of Class A Ordinary Shares which may be allotted and issued or agreed to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the total number of the Class A Ordinary Shares purchased by the Company pursuant to the Repurchase Mandate, provided that such extended amount shall not exceed 10% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately following the consummation of the Company’s proposed listing on the HK Stock Exchange (but excluding any Class A Ordinary Shares which may be issued pursuant to any share incentive plans of the Company);

6.

as an ordinary resolution, THAT, the Post-IPO Share Scheme, in substantially the form attached hereto as Appendix III (the “Post-IPO Share Scheme”) be, and hereby is, adopted, conditional upon and with effect from the consummation of the proposed listing on the HK Stock Exchange.

7.	as a special resolution, THAT, 看準科技有限公司 be adopted as the dual foreign name of the Company, with effect immediately.

In addition, the meeting will transact any other business properly brought before the meeting.

Shareholders registered in the Company’s register of members at the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The Class A Ordinary Shares and Class B Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the chairman of the AGM.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING CLASS A ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, CITIBANK, N.A.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.zhipin.com/, or by contacting the Company’s Investor Relations Department via email at ir@kanzhun.com or by mail at 10/F, Grandyvic Building Taiyanggong Middle Road Chaoyang District, Beijing, China.

By Order of the Board of Directors,

/s/ Peng Zhao

Peng Zhao

Chairman of the Board of Directors

Exhibit 99.2

Beijing, China

November 21, 2022

Appendix I

Fifteenth Amended and Restated Memorandum of Association and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTEENTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

KANZHUN LIMITED

看準科技有限公司

(adopted by a Special Resolution passed on December 14, 2022 and effective on [●])

1.	The name of the Company is KANZHUN LIMITED 看準科技有限公司.
2.

The Registered Office of the Company will be situated at offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.
5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.
7.

The authorised share capital of the Company is US$200,000 divided into 2,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 1,800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.
9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTEENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

KANZHUN LIMITED

看準科技有限公司

(adopted by a Special Resolution passed on December 14, 2022 and effective on [●])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;
“Affiliate”

means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“associate”	shall have the meaning given to it in the Listing Rules;
“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairperson”	means the chairperson of the Board of Directors;
“close associate”	shall have the meaning given to it in the Listing Rules;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Class A Ordinary Share”	means a Class A Ordinary Share of a par value of US$0.0001 in the capital of the Company and having the rights provided for in these Articles;
“Class B Ordinary Share”	means a Class B Ordinary Share of a par value of US$0.0001 in the capital of the Company and having the rights provided for in these Articles;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means KANZHUN LIMITED 看準科技有限公司, a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

"Compliance Adviser"	shall have the meaning given to it in the Listing Rules;
"Corporate Governance Committee"	means the corporate governance committee of the Board established in accordance with Article 118;
"Corporate Governance Report"	means the corporate governance report to be included in the Company's annual reports or summary financial reports, if any, in accordance with the Listing Rules;
"Director"	means any director from time to time of the Company;
"Director Holding Vehicle"

means:

a)a partnership of which the Founder is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Class B Ordinary Shares held by such partnership are solely dictated by the Founder;

b)a trust of which the Founder is a beneficiary and that meets the following conditions: (i) the Founder must in substance retain an element of control of the trust and any immediate holding companies of, and retain a beneficial interest in any and all of the Class B Ordinary Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or

c)a private company or other vehicle wholly-owned and wholly controlled by the Founder or by a trust referred to in paragraph (b) above;

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) The Stock Exchange of Hong Kong Limited on which any Shares are listed for trading;
“Designated Stock Exchange Rules”

means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on any Designated Stock Exchange, and for the avoidance of doubt, include the Listing Rules;

“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Founder”	means Mr. Peng Zhao (赵鹏);
“Founder Affiliate”

(a) each of the Founder’s legal spouse, parents, children and other lineal descendants (each, an “Immediate Family Member”); and (b) any trust for the benefit of the Founder and/or any of the Immediate Family Members as defined under (a), and any corporation, partnership or any other entity ultimately controlled by the Founder and/or any of the Immediate Family Members as defined under (a) through possession of voting power or investment power over Shares held by any such entity. For the avoidance of doubt, the terms “voting power” and “investment power” shall have such meanings as defined under Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended;

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Non-executive Director"	means a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on The Stock Exchange of Hong Kong Limited;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;
“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;
"Nomination Committee"	means the nomination committee of the Board established in accordance with Article 113;
“Ordinary Resolution”	means a resolution:

(a)   passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

"Present"

means in respect of any Person, such Person's presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non natural Person, its duly authorised representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, and for the purpose of these Articles, being a resolution:

(a)   passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

"Takeovers Code"	means The Codes and Takeovers and Mergers and Share Buy-backs issued by the Securities and Future Commission of Hong Kong;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and
“Virtual Meeting”

means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:
(a)	words importing the singular number shall include the plural number and vice versa;
(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;
(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;
(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;
(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;
(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;
(i)

any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.
3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.
5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.

Subject to these Articles, compliance with the Listing Rules (and only to such extent permitted thereby), any applicable rules and regulations of authorities of places where the securities of the Company are listed, and to any direction that may be given by the Company in general meeting), all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)

issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)

grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.
9.

Subject to the Articles and compliance with the Listing Rules and the Takeovers Code, and on the conditions that (a) no new Class of Shares with voting rights superior to those of Class A Ordinary Shares will be created; and (b) any variations in the relative rights as between the different Classes will not result in the creation of new Class of Shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;
(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;
(c)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;
(e)

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;
(h)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his or her subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.

Class B Ordinary Shares shall only be held by the Founder or a Director Holding Vehicle.  Subject to the Listing Rules or other applicable laws or regulations, each Class B Ordinary Share (and, in the case of (e) below, each relevant Class B Ordinary Share) shall be automatically converted into one Class A Ordinary Share upon the occurrence of any of the following events:

(a)	the death of the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the death of the Founder);
(b)	the holder of such Class B Ordinary Share ceasing to be a Director or a Director Holding Vehicle for any reason;
(c)

the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to be incapacitated for the purpose of performing his or her duties as a Director;

(d)

the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to no longer meet the requirements of a director set out in the Listing Rules; or

(e)	any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B Ordinary Share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Listing Rules (in which case the Company and the Founder or the Director Holding Vehicle must notify The Stock Exchange of Hong Kong Limited as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B Ordinary Share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him or her, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 14 unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party that is not the Founder or a Director Holding Vehicle wholly-owned and wholly controlled by the Founder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

15.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice) and upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Class Shares, or (ii) in the case of any automatic conversion effected pursuant to Article 16, forthwith upon occurrence of the event specified in Article 16 which triggers such automatic conversion, and upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

16.

All of the Class B Ordinary Shares in the authorised share capital shall be automatically re-designated into Class A Ordinary Shares in the event all of the Class B Ordinary Shares in issue are converted into Class A Ordinary Shares in accordance with Article 14 or Article 15, or that none of the holders of Class B Ordinary Shares at the time of the Company's initial listing on The Stock Exchange of Hong Kong Limited hold any Class B Ordinary Shares, and no further Class B Ordinary Shares shall be issued by the Company.

17.

Following the adoption of these Articles, the Company shall not issue any additional Class B Ordinary Shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class B Ordinary Shares other than in accordance with Article 19.

18.

The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class B Ordinary Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

19.

No further Class B Ordinary Shares shall be issued by the Company, except with the prior approval of The Stock Exchange of Hong Kong Limited and pursuant to (i) an offer to subscribe for Shares made to all the Shareholder pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all the Shareholder by way of scrip dividends; or (iii) a Share subdivision or other similar capital reorganisation; provided that, each Shareholder shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of Shares by way of scrip dividends) Shares in the same class as the Shares then held by him or her , notwithstanding the provisions of Article 22; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class B Ordinary Shares does not take up any part of the Class B Ordinary Shares or the rights thereto offered to him or her, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Ordinary Shares; and
(b)

to the extent that rights to Class A Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class B Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

20.

In the event the Company reduces the number of Class A Ordinary Shares in issue (including, but not limited to, through a purchase of its own shares), the holders of Class B Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, whether through a conversion of a portion of their Class B Ordinary Shares or otherwise, if the reduction in the number of Class A Ordinary Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares to the total number of shares in issue.

21.	The Company shall not vary the rights of the Class B Ordinary Shares so as to increase the weighted voting rights attached to each Class B Ordinary Share.
22.

Save and except for voting rights and conversion rights as set out in Articles 12 to 21 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

23.

Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be varied with the consent in writing of the holders of the Shares of that Class which carry in aggregate at least three-fourths of the voting rights of Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him or her.

24.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

25.

Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

26.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.
27.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.  Every share certificate shall prominently include the words "A company controlled through weighted voting rights" or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.
28.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

29.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

30.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

31.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he or she is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his or her estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

32.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his or her death or bankruptcy.

33.

For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he or she shall not be bound to see to the application of the purchase money, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

34.

The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

35.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

36.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

37.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

38.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

39.

The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

40.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him or her, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

41.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him or her requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

42.

The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

43.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

44.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

45.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him or her to the Company in respect of the Shares forfeited, but his or her liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

46.

A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

47.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

48.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

49.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

50.	(a)The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.
(b)	The Directors may also decline to register any transfer of any Share unless:
(i)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;
(iii)	the instrument of transfer is properly stamped, if required;
(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and
(v)

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

51.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

52.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

53.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

54.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself or herself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

55.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he or she would be entitled if he or she were the registered Shareholder, except that he or she shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or herself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

56.

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

57.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.
58.	The Company may by Ordinary Resolution:
(a)	increase its share capital by new Shares of such amount as it thinks expedient;
(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;
(c)

subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

59.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

60.	Subject to the provisions of the Companies Act and these Articles, the Company may:
(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

(b)

purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorised by these Articles, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.
61.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

62.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him or her the purchase or redemption monies or consideration in respect thereof.

63.	The Directors may accept the surrender for no consideration of any fully paid Share.

GENERAL MEETINGS

64.	All general meetings other than annual general meetings shall be called extraordinary general meetings.
65.

(a)The Company shall hold a general meeting as its annual general meeting for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it, and shall be held at such time and place (or held as a Virtual Meeting) as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.
66.

(a)The Chairperson or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-tenth of the voting rights, on an one vote per share basis, of the issued Shares which as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further  twenty-one (21) calendar days, the requisitionists, or any of them representing not less than one-tenth of the total voting rights of all of the requisitionists, on an one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

67.

An annual general meeting shall be called by not less than 21 days' notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days' notice in writing.  Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 71), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and
(b)	in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the Shareholders having a right to attend and vote at the meeting, Present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.
68.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

69.

No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than 10 per cent (10%) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present, shall be a quorum for all purposes.

70.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.
71.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

72.	The Chairperson, if any, shall preside as chairperson at every general meeting of the Company.
73.

If there is no such Chairperson, or if at any general meeting he or she is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Directors shall preside as chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairperson of that meeting.

74.

The chairperson of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairperson of such general meeting, in which event the following provisions shall apply:

(a)	The chairperson of the meeting shall be deemed to be Present at the meeting; and
(b)

If the Communication Facilities are interrupted or fail for any reason to enable the chairperson of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairperson of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

75.

The chairperson of any general meeting at which a quorum is Present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

76.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason. The Company shall issue an announcement to inform the Shareholders about the reason for postponing such general meeting. A postponement may be for a stated period of any length as the Directors may determine.  The Directors shall fix the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 71)  for the reconvened meeting and at least seven clear days' notice shall be given for the reconvened meeting in the manner specified in Article 163, and such notice shall specify the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 71) at which the postponed meeting will be reconvened, and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy).

77.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

78.

If a poll is duly demanded it shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

79.

All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

80.

A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs.

VOTES OF SHAREHOLDERS

81.

Subject to any rights and restrictions for the time being attached to any Share, (a) every Shareholder Present shall, at a general meeting of the Company, have the right to speak; and (b) on a show of hands every Shareholder Present shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he or she is the holder, except where the Shareholder is required, by the Listing Rules, to abstain from voting to approve the matter under consideration.  On a poll a Shareholder entitled to more than one vote is under no obligation to cast all his or her votes in the same way.  For the avoidance of doubt, where more than one proxy is appointed by any Shareholder, each such proxy is under no obligation to cast all his or her votes in the same way on a poll.

82.

Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum or these Articles, including the variation of the rights attached to any class of shares;
(b)	the appointment, election or removal of any Independent Non-executive Director;
(c)	the appointment or removal of the Auditors; or
(d)	the voluntary liquidation or winding-up of the Company.
83.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

84.

Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his or her committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

85.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him or her in respect of Shares carrying the right to vote held by him or her have been paid. Where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.
86.

A Shareholder entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as their proxy to attend and vote instead of them and a proxy so appointed shall have the same right as the Shareholder to speak at the meeting.  Votes may be given either personally or by proxy.  The instrument appointing a proxy shall be in writing under the hand of the appointor or of his or her attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.  A Shareholder may appoint any number of proxies to attend in their stead at any one general meeting or at any one class meeting.

87.

On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

88.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.
89.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or
(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairperson of the meeting may in any event at his or her discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

90.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
91.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

92.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

93.

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he or she represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

94.

(a)Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)

The Board of Directors shall elect and appoint a Chairperson by a majority of the Directors then in office. The period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

(c)	The Board may, by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, or the Company may by Ordinary Resolution, appoint any person to be a Director.
(d)

At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including every Independent Non-Executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years.  A retiring director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

(e)

The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

(f)

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

(g)

A Director (including a managing Director or other executive Director) may be removed (with or without cause) from office by Ordinary Resolution of the Company before the expiration of his or her term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(h)	A vacancy on the Board created by the removal of a Director under the previous clause may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his or her removal.

95.

Subject to these Articles, the Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 66 and Article 94, Article 66 and Article 94 shall prevail.

96.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

97.	The remuneration of the Directors may be determined by the Directors.
98.

The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

INDEPENDENT NON-EXECUTIVE DIRECTORS

99.	The role of an Independent Non-executive Director shall include, but is not limited to:
(a)	participating in meetings of Directors to bring an independent judgment to bear on the issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;
(b)	taking the lead where potential conflict of interests arise;
(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and
(d)	scrutinising the Company's performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.
100.

The Independent Non-executive Directors shall give the board of Directors and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation.  They should also attend general meetings and develop a balanced understanding of the view of the Members.

101.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company's strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

102.

Any Director may in writing appoint another Person to be his or her alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him or her is not personally present and where he or she is a Director to have a separate vote on behalf of the Director he or she is representing in addition to his or her own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him or her . Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him or her. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him or her and the proportion thereof shall be agreed between them.
103.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his or her behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

104.

Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

105.

Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his or her tenure of office be terminated.

106.

The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

107.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

108.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him or her.

109.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

110.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

111.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

112.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

NOMINATION COMMITTEE

113.	The Directors shall establish a Nomination Committee, which shall perform the following duties:
(a)

review the structure, size and composition (including the skills, knowledge and experience) of the board of Directors at least annually and make recommendations on any proposed changes to the Directors to complement the Company's corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Directors on the selection of individuals nominated for directorships;
(c)	assess the independence of Independent Non-executive Directors; and
(d)

make recommendations to the Directors on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairperson and the chief executive officer of the Company.

114.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairperson of the Nomination Committee shall be an Independent Non-executive Director.
115.

The Nomination Committee shall make available its terms of reference explaining its role and authority delegated to it by the Directors by publishing them on the Exchange's website and the Company's Website.

116.

The Company shall provide the Nomination Committee sufficient resources to perform its duties.  Where necessary, the Nomination Committee shall seek independent professional advice, at the Company's expense to perform its responsibilities.

117.

Where the Directors propose a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the Members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Directors believe such individual should be elected and the reasons why the Directors consider such individual to be independent;
(b)

if the proposed individual will be holding their seventh (or more) listed company directorship, why the Directors believe such individual would still be able to devote sufficient time to the board of Directors;

(c)	the perspectives, skills and experience that the individual can bring to the board of Directors; and
(d)	how the individual contributions to the diversity of the board of Directors.

CORPORATE GOVERNANCE COMMITTEE

118.

The Directors shall establish a Corporate Governance Committee, with at least the terms of reference set out in rule 8A.30 of the Listing Rules and code provision A.2.1 in Part 2 of Appendix 14 to the Listing Rules, as follows:

(a)	develop and review the Company's policies and practices on corporate governance and make recommendations to the Directors;

(b)	review and monitor the training and continuous professional development of Directors and senior management;
(c)	review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;
(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;
(e)	review the Company's compliance with the Corporate Governance Code set out in the Listing Rules and disclosure in the Corporate Governance Report;
(f)	review and monitor whether the Company is operated and managed for the benefit of all of its Members;
(g)

confirm, on an annual basis, that each holder of Class B Ordinary Shares (or where a holder is a Director Holding Vehicle, the person holding and controlling such vehicle) has been a Director throughout the year and that none of the events set out in Article 14 have occurred during the relevant financial year;

(h)

confirm, on an annual basis, that each holder of Class B Ordinary Shares (or where a holder is a Director Holding Vehicle, the Founder) has complied with Articles 14, 19, 20 and 82 throughout the year;

(i)

review and monitor the management of conflicts of interests and make a recommendation to the Directors on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other;

(j)

review and monitor all risks related to the Company's weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on the one hand, and any holder of Class B Ordinary Shares on the other, and make a recommendation to the Directors on any such transaction;

(k)	make a recommendation to the Directors as to the appointment or removal of the Compliance Adviser;
(l)	seek to ensure effective and on-going communication between the Company and its Members, particularly with regards to the requirements of Article 172;
(m)	report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of this Article 118 ; and
(n)	disclose, on a comply or explain basis, its recommendations to the Directors in respect of matters in Articles 118(i) to (k)(k) in the report referred to in Article 118(m).
119.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act its chairperson.
120.

The Corporate Governance Report produced by the Company pursuant to the Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 118, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

121.

The Company shall appoint a Compliance Adviser on a permanent basis.  The Directors shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and on-going basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;
(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Listing Rules), is contemplated by the Company including share issues and share repurchases;
(c)

where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Exchange makes an inquiry of the Company under the Listing Rules.
122.	The Directors shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and on-going basis, on any matter related to:
(a)	the weighted voting rights structure of the Company;
(b)	transactions in which holders of Class B Ordinary Shares have an interest; and
(c)

where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

BORROWING POWERS OF DIRECTORS

123.

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

124.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

125.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

126.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

127.	The office of Director shall be vacated, if the Director:
(a)	becomes bankrupt or makes any arrangement or composition with his or her creditors;

(b)	dies or is found to be or becomes of unsound mind;
(c)	resigns his or her office by notice in writing to the Company; or
(d)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

128.

The Directors may meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his or her proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairperson of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

129.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

130.

The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

131.

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his or her interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

132.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his or her office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his or her  office from contracting with the Company either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting of the Directors whereat he or she or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he or she may vote on any such appointment or arrangement.

133.

Any Director may act by himself or herself or through his or her firm in a professional capacity for the Company, and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director; provided that nothing herein contained shall authorise a Director or his of her firm to act as auditor to the Company.

134.	The Directors shall cause minutes to be made for the purpose of recording:
(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and
(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.
135.

When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

136.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his or her appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his or her duly appointed alternate.

137.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

138.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairperson of the meeting.

139.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

140.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

141.

A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

142.

Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

143.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

144.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

145.

Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his or her address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or her or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

146.

The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

147.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

148.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.
149.	No dividend shall bear interest against the Company.
150.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

151.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.
152.	The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.
153.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

154.

The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

155.

The Company shall at every annual general meeting by Ordinary Resolution appoint an Auditor of the Company who shall hold office until the next annual general meeting of the Company.  The Company may by Ordinary Resolution remove an Auditor before the expiration of such Auditor's term of office. No person may be appointed as an Auditor unless such person is independent of the Company. The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed by Ordinary Resolution, or in the manner specified in such resolution.

156.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

157.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

158.

The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

159.	Subject to the Companies Act, the Directors may:
(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;
(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or
(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:
(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or
(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.
160.

Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)

employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)

any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)

any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

161.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

162.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

163.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his or her address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

164.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.
165.

Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

166.	Any notice or other document, if served by:
(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;
(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or
(d)

electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

167.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his or her death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his or her name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him or her) in the Share.

168.	Notice of every general meeting of the Company shall be given to:
(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and
(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his or her death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

169.

Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

170.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

171.

Notwithstanding any provisions in these Articles to the contrary, any Register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

COMMUNICATION WITH MEMBERS AND DISCLOSURE

172.	The Company shall comply with the provisions of Appendix 14 to the Listing Rules regarding communication with the Members of the Company.
173.

The Company shall include the words "A company controlled through weighted voting rights" or such language as may be specified by the Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the Members prominently in its listing documents and periodic financial reports.  This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

174.	The Company shall, in its listing documents and its interim and annual reports:
(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and Controlling such vehicle);
(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and
(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares will cease.

INDEMNITY

175.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

176.	No Indemnified Person shall be liable:
(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or
(b)	for any loss on account of defect of title to any property of the Company; or
(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or
(d)	for any loss incurred through any bank, broker or other similar Person; or
(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or
(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

177.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

178.

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

179.	Subject to the Companies Act, the Company may by Special Resolution resolve that the Company be wound up voluntarily.
180.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to Article 181, determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

181.

If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

182.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

183.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

184.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

185.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

186.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

187.

The Directors, or any service providers (including the officers, the Secretary and the Registered Office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

188.

For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands and the courts of Hong Kong shall, to the exclusion of other jurisdictions, be  the forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the

Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time).

189.

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

Appendix II

Explanatory Statement

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document.

KANZHUN LIMITED

(incorporated in the Cayman Islands with limited liability)

EXPLANATORY STATEMENT

This is an explanatory statement given to the current shareholders of the Company relating to a resolution to grant to the Directors a general mandate to repurchase its own shares (the “Repurchase Mandate”) proposed to be passed by the current shareholders in connection with the proposed listing (the “Listing”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) of an aggregate of up to 10% of the total number of issued Class A Ordinary Shares and Class B Ordinary Shares of the Company (together the “Share(s)”) immediately following the Listing, which is conditional upon the Listing.

This explanatory statement contains all the information required to be given to the current shareholders pursuant to Rule 10.06(1)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) concerning the repurchase by the Company of its own Class A Ordinary Shares, to enable shareholders of the Company to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the annual general meeting in relation to the granting of the Repurchase Mandate.

(1)

The exercise in full of the Repurchase Mandate could accordingly result in such number of Class A Ordinary Shares being 10% of the Shares in issue on the date of the Listing and rounded down to the nearest integer being repurchased by our Company during the period prior to the earliest occurrence of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company’s articles of association or any applicable laws of the Cayman Islands to be held; or (iii) the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders in general meeting of the Company.

(2)

The total number of Class A Ordinary Shares which the Company is authorized to repurchase is Class A Ordinary Shares representing up to a maximum of 10% of the total nominal value of the share capital of the Company in issue immediately following the Listing. The Company may not make or announce a proposed issue of Shares for a period of 30 days immediately following a repurchase of Class A Ordinary Shares, whether on the Hong Kong Stock Exchange or otherwise (other than an issue of securities pursuant to an exercise of warrants, share options or other similar instruments requiring the Company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Hong Kong Stock Exchange. The Hong Kong Listing Rules also prohibit the Company from making repurchases of its Class A Ordinary Shares on the Hong Kong Stock Exchange if the repurchase would result in the number of the Company’s listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage for the Company.

(3)

The Company shall not purchase its Class A Ordinary Shares on the Hong Kong Stock Exchange if the purchase price is higher by 5% or more than the average closing market price for the five preceding trading days on which its shares were traded on the Hong Kong Stock Exchange.

(4)

The Hong Kong Listing Rules further prohibit the Company from purchasing its own Class A Ordinary Shares on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange prevailing from time to time.

(5)

The Company shall not knowingly purchase its Class A Ordinary Shares from a core connected person (as defined under the Hong Kong Listing Rules) and a core connected person shall not knowingly sell Class A Ordinary Shares to the Company, on the Hong Kong Stock Exchange.

(6)

The Company shall procure that any broker appointed by it to effect the purchase of its Class A Ordinary Shares shall disclose to the Hong Kong Stock Exchange such information with respect to purchases made on behalf of the Company as the Hong Kong Stock Exchange may request.

(7)

The Company shall not purchase its Class A Ordinary Shares on the Hong Kong Stock Exchange at any time after inside information has come to its knowledge until the information is made publicly available. In

1

particular, during the period of one month immediately preceding the earlier of: (i) the date of the board meeting (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules) for the approval of the Company’s results for any year, half year, quarterly or any other interim period (whether or not required under the Hong Kong Listing Rules); and (ii) the deadline for the Company to announce its results for any year or half-year under the Hong Kong Listing Rules, or quarterly of any other interim period (whether or not required under the Hong Kong Listing Rules), and ending on the date of the results announcement, the Company may not purchase its Class A Ordinary Shares on the Hong Kong Stock Exchange, unless the circumstances are exceptional.

(8)

The Directors believe that it is in the best interests of the Company and Shareholders for the Directors to have general authority from the Shareholders to enable the Company to repurchase Class A Ordinary Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and / or earnings per Share and will only be made where the Directors believe that such repurchases will benefit the Company and Shareholders.

(9)

In repurchasing Class A Ordinary Shares, the Company may only apply funds legally available for such purpose in accordance with the articles of association of the Company, the Hong Kong Listing Rules and the applicable laws and regulations of the Cayman Islands.

(10)

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing position of the Company which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be a material adverse impact on the working capital and / or gearing position of the Company as compared with the position disclosed in its most recent published audited accounts in the event that the Repurchase Mandate is exercised in full.

(11)

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their respective close associates (as defined under the Hong Kong Listing Rules), have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Class A Ordinary Shares to the Company.

(12)

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the articles of association of the Company, the Hong Kong Listing Rules and the applicable laws and regulations of the Cayman Islands.

(13)

If, as a result of a repurchase of Class A Ordinary Shares, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). Accordingly, a shareholder, or a group of shareholders acting in concert (within the meaning of the Takeovers Code), depending on the level of increase in the shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code as a result of a repurchase of Class A Ordinary Shares made immediately after the Listing. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a consequence of any repurchases made pursuant to the Repurchase Mandate immediately after the listing of the Class A Ordinary Shares.

(14)

No repurchase of Class A Ordinary Shares has been made by the Company on the Hong Kong Stock Exchange for the six months prior to the date of this explanatory statement as the Company has not been listed on the Hong Kong Stock Exchange.

(15)

The Hong Kong Listing Rules prohibit the Company from knowingly repurchasing Class A Ordinary Shares on the Stock Exchange from a core connected person, and a core connected person shall not knowingly sell his or her Class A Ordinary Shares to the Company on the Stock Exchange.

(16)

No core connected person of the Company has notified the Company that he or she has a present intention to sell any Class A Ordinary Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is exercised.

(17)	Rule 10.06(1)(b)(x) of the Hong Kong Listing Rules is not applicable.

General

The Hong Kong Listing Rules provide that the listing of all repurchased securities (whether on the Hong Kong Stock Exchange or otherwise) shall be automatically cancelled upon repurchase and the certificates of such repurchased securities must be cancelled and destroyed as soon as reasonably practicable following settlement of any such repurchase.

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Under the Hong Kong Listing Rules, repurchases of Class A Ordinary Shares whether on the Hong Kong Stock Exchange or otherwise must be reported to the Hong Kong Stock Exchange not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the Company makes a repurchase of Class A Ordinary Shares. The report must state the total number of Class A Ordinary Shares purchased the previous day, the purchase price per Share or the highest and lowest prices paid for such purchases. In addition, the Company shall include in its annual report and accounts details regarding repurchases of Class A Ordinary Shares made during the financial year under review, including a monthly analysis of the number of Class A Ordinary Shares repurchased, the purchase price per Share or the highest and lowest price paid for all such purchases (where relevant) and the aggregate price paid for such repurchases.

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Appendix III

Post-IPO Share Scheme

DECEMBER 14, 2022

__________________________________________

RULES RELATING TO THE

POST-IPO SHARE SCHEME

OF

KANZHUN LIMITED

___________________________________________

CONTENTS

RulePage

1.	Definitions and Interpretation1
2.	Conditions5
3.	Purpose of the Scheme5
4.	Eligible Participants6
5.	Duration6
6.	Scheme Limits6
7.	Administration7
8.	Grant of Awards9
9.	Limits on Grants of Awards10
10.	Award Letter11
11.	Vesting of Awards12
12.	Performance Targets13
13.	Events After Vesting Date13
14.	Taxation15
15.	Payment for Shares15
16.	Voting and Dividend Rights16
17.	Cancellation of Awards16
18.	Clawback16
19.	Ceasing to be an eligible participant17
20.	Transferability18
21.	Lapse of options18
22.	Alterations in Share Capital18
23.	Dissolution or Liquidation19
24.	Change of control19
25.	Amendment of Scheme or Awards20
26.	Termination21

27.	Miscellaneous21
28.	Governing Law and Third Party Rights23

1.	Definitions and Interpretation
1.1	In these Scheme Rules, unless the context otherwise requires, each of the following words and expressions shall have the meaning respectively shown opposite to it:

“Adoption Date”	December 14, 2022, being the date on which the Shareholders adopted the Scheme;
“Actual Selling Price”

an amount equal to the actual price at which Class A Shares are sold (net of brokerage, Stock Exchange trading fee, SFC transaction levy and any other applicable costs) in the circumstances contemplated in Rules 13.5 or 13.6;

“Articles”	the articles of association of the Company, as amended from time to time;
“associate”	shall have the meaning as set out in the Listing Rules;
“Award”	an award granted under the Scheme by the Board to a Grantee, which may take the form of a Share Option or a Share Award;
“Award Letter”	shall have the meaning as set out in Rule 10.1;
“Award Shares”	Class A Shares issued to a Grantee or transferred to, or held on trust for, a Grantee by the Trustee pursuant to the exercise of an Award;
“Board”	the board of directors of the Company;
“Business Day”	any day on which the Stock Exchange is open for the business of dealing in securities;
“Class A Shares”

Class A ordinary shares with a par value of US$0.0001 each in the share capital of the Company, or, if there has been a sub-division, consolidation, re-classification or re-construction of the share capital of the Company, shares forming part of the ordinary share capital of the Company of such other nominal amount as shall result from such sub-division, consolidation, re-classification or re-construction;

“Class B Shares”

Class B ordinary shares with a par value of US$0.0001 each in the share capital of the Company, or, if there has been a sub-division, consolidation, re-classification or re-construction of the share capital of the Company, shares forming part of the ordinary share capital of the Company of such other nominal amount as shall result from such sub-division, consolidation, re-classification or re-construction;

“chief executive”	shall have the meaning given to it in the Listing Rules;
“Committee”	the award management committee of the Company, if so established and authorized by the Board;

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“Company”	KANZHUN LIMITED, an exempted company with limited liability incorporated in the Cayman Islands, the Class A Shares of which shall be listed on the Stock Exchange upon the Scheme taking effect;
“connected person”	shall have the meaning given to it in the Listing Rules;
“Director”	a director of the Company;
“Disability”	permanent and total disability determined by the Scheme Administrator in accordance with uniform and non-discriminatory standards adopted by the Scheme Administrator from time to time;
“Employee Participant”

any person who is an employee (whether full-time or part-time), director (including executive directors, non-executive directors and independent non-executive directors) or officer of any member of the Group, including persons who are granted Awards under this Scheme as an inducement to enter into employment contracts with any member of the Group, provided that a person shall not cease to be an employee in the case of (a) any leave of absence approved by the relevant member of the Group; or (b) any transfer of employment amongst members of the Group or any successor, and provided further that a person shall, for the avoidance of doubt, cease to be an employee with effect from (and including) the date of termination of his/her employment;

“Eligible Participant”	an Employee Participant or a Related Entity Participant;
“Exercise Period”	in respect of any Share Option, the period during which the Grantee may exercise the Share Option;
“Exercise Price”	the price per Share at which a Grantee may subscribe for Class A Shares upon the exercise of a Share Option awarded under this Scheme;
“Existing Shares Mandate Limit”	shall have the meaning set out in Rule 6.1, as increased, refreshed or renewed from time to time in accordance with the Scheme Rules;
“fair market value”

means, as of any date, the value of the Class A Shares determined as follows:

(i)     if the Class A Shares are listed on any established stock exchange or a national market system, including, without limitation, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, the Stock Exchange and the London Stock Exchange (Main Listing or Alternative Investment Market), the fair market value shall be the closing sales price for the Class A Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Scheme Administrator deems reliable; or

(ii)     if the Class A Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the fair market value shall be the mean of the high bid and low asked prices for the Class A Shares on the day of determination, as reported in such source as the Scheme Administrator deems reliable; or

(iii)     in the absence of an established market for the Class A Shares, the fair market value thereof shall be determined in good faith by the Scheme Administrator in accordance with applicable laws, rules and regulations;

2

“Grant Date”	the date on which the grant of an Award is made to a Grantee, being the date of the Award Letter in respect of such Award;
“Grantee”	any Eligible Participant approved for participation in the Scheme and who has been granted any Award pursuant to Rule 8.1;
“Group”	the Company and its subsidiaries from time to time, and the expression “member of the Group” shall be construed accordingly;
“Holding Company”	a company of which the Company is a subsidiary;
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;
“Issue Price”	in respect of any Share Award, the price per share a Grantee is required to pay to subscribe for or acquire (as the case may be) the Class A Shares constituting the Share Award;
“Listing Committee”	the Listing Committee of the Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Related Entity”	(i) a Holding Company; (ii) subsidiaries of the Holding Company other than members of the Group; or (iii) any company which is an associate of the Company;
“Related Entity Participant”	any person who is an employee (whether full-time or part-time), director or officer of a Related Entity;
“Related Income”	any cash dividends or other distributions declared and paid in respect of Shares;
“Scheme”	this share scheme constituted by the Scheme Rules;
“Scheme Administrator”	the chairperson of the Board or the Committee or other persons to whom the Board has delegated its authority in accordance with Rule 7.2;

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“Scheme Mandate Limit”	shall have the meaning set out in Rule 6.1, as increased, refreshed or renewed from time to time in accordance with the Scheme Rules;
“Scheme Period”	the period of 10 years commencing on the Adoption Date and ending on the 10th anniversary of the Adoption Date;
“Scheme Rules”	the rules set out herein relating to the Scheme as amended from time to time;
“SFC”	the Securities and Futures Commission of Hong Kong;
“Shareholders”	holders of Shares;
“Share Award”	shall have the meaning set out in Rule 8.2(a);
“Share Option”	shall have the meaning set out in Rule 8.2(b);
“Share Registrar”	the Hong Kong branch share registrar of the Company;
“Shares”	the Class A Shares and Class B Shares;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiary”	shall have the meaning given to it in the Listing Rules;
“substantial shareholder”	shall have the meaning given to it in the Listing Rules;
“Taxes”	shall have the meaning as set out in Rule 14;
“Trust”	any trust or similar arrangement established for the purposes of implementing and administering the Scheme;
“Trust Deed”

the deed constituting and/or governing any Trust or such other governing documents or custodian arrangements entered into between the Company and any Trustee as the Scheme Administrator considers appropriate;

“Trustee”	any trustee or other third party appointed by the Company to hold Shares under a Trust; and
“Vesting Date”

the date on which an Award (or part thereof) is to vest in the relevant Grantee following which the Grantee may exercise the Award, as determined from time to time by the Scheme Administrator pursuant to Rule 11.1, unless a different Vesting Date is deemed to occur in accordance with Rule 24.1.

1.2	In these Scheme Rules, except where the context otherwise requires:
(a)	references to Rules are to rules of the Scheme Rules;
(b)	references to times of the day are to Hong Kong time;
(c)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

4

(d)	a reference to “dollars” or to “$” shall be construed as a reference to the lawful currency for the time being of Hong Kong;
(e)

a reference to statutes, statutory provisions or the Listing Rules shall be construed as references to those statutes, provisions or rules as respectively amended or re-enacted and shall include any orders, regulations, instruments, subsidiary legislation, other subordinate legislation or practice notes under the relevant statute, provision or Listing Rule;

(f)	unless otherwise indicated, the Scheme Administrator can make determinations in its absolute discretion;
(g)	a reference to “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”;
(h)	words importing the singular include the plural and vice versa, and words importing a gender include every gender;
(i)	headings are included in the Scheme Rules for convenience only and do not affect its interpretation;
(j)	references to any statutory body shall include the successor thereof and any body established to replace or assume the functions of the same; and
(k)	references to person includes any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.
2.	Conditions
2.1	This Scheme shall become effective upon fulfilment of the following conditions:
(a)	the passing of a resolution by the Shareholders to approve the adoption of the Scheme;
(b)	the Listing Committee granting approval for the listing of, and permission to deal in, the Class A Shares to be allotted and issued pursuant to Awards; and
(c)	the commencement of dealings in the Class A Shares on the Stock Exchange.
3.	Purpose of the Scheme
3.1	The purpose of this Scheme is:
(a)	to provide the Company with a flexible means of remunerating, incentivizing, retaining, rewarding, compensating and/or providing benefits to Eligible Participants;
(b)

to align the interests of Eligible Participants with those of the Company and Shareholders by providing such Eligible Participants with the opportunity to acquire shareholding interests in the Company; and

(c)

to encourage Eligible Participants to contribute to the long-term growth and profitability of the Company and to enhance the value of the Company and its Shares for the benefit of the Company and Shareholders as a whole.

5

4.	Eligible Participants
4.1	Eligible Participants as determined by the Scheme Administrator from time to time shall be eligible to participate in the Scheme.
4.2

No person who is resident in a place where the grant, acceptance or exercise of an Award pursuant to the Scheme is not permitted under the laws and regulations of such place or where, in the view of the Scheme Administrator, applicable laws and regulations in such place makes it necessary or expedient to exclude such person, shall be entitled to participate in the Scheme and such person shall therefore not be an Eligible Participant for the purposes of this Scheme.

5.	Duration
5.1

Subject to Rule 26, the Scheme shall be valid and effective for the Scheme Period, after which no further Awards will be granted under the Scheme, and thereafter for so long as there are any unvested Awards granted prior to the expiration of the Scheme Period, in order to give effect to the vesting of such Awards or otherwise as may be required in accordance with the provisions of the Scheme Rules.

6.	Scheme Limits
6.1	The total number of Award Shares under this Scheme shall be as follows:

the total number of Award Shares, being new Shares, which may be issued pursuant to all Awards to be granted under this Scheme together with the number of Class A Shares which may be issued under any other share schemes of the Company is such number of Class A Shares being 10% of the Shares in issue on the date the Class A Shares commence trading on the Stock Exchange and rounded down to the nearest integer (the “Scheme Mandate Limit”); and the total number of existing Class A Shares in issue which may be transferred as Award Shares underlying a grant pursuant to this Scheme is such number of Class A Shares being 3% of the Shares in issue on the date the Class A Shares commence trading on the Stock Exchange and rounded down to the nearest integer (the “Existing Shares Mandate Limit”). For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit.

6.2

Class A Shares which would have been issued pursuant to Awards which have lapsed in accordance with the terms of the Scheme Rules (or the terms of any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

6.3	The Company may refresh the Scheme Mandate Limit:
(a)

from the later of three years after the Adoption Date or three years after the date of the previous shareholder approval for refreshment of the Scheme Mandate Limit pursuant to this Rule, with the prior approval of Shareholders in general meeting by way of ordinary resolution; or

(b)	at any time, with the prior approval of the Shareholders in general meeting and subject to compliance with any additional requirements set out in the Listing Rules.
6.4	The Company may refresh the Existing Shares Mandate Limit at any time, with the approval of the Board and subject to compliance with any additional requirements set out in the Listing Rules.
6.5	The total number of Award Shares which may be issued in respect of all Awards to be granted under this Scheme and all other schemes of the Company under the Scheme Mandate Limit as

6

refreshed pursuant to Rule 6.3 shall not exceed 10% of the Shares in issue as at the date of the approval to refresh the Scheme Mandate Limit by the Shareholders in general meeting. Awards already granted under the Scheme and any other share schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with its terms) and pursuant to the Existing Shares Mandate Limit shall not be counted for the purpose of calculating the number of Award Shares that may be issued under the Scheme Mandate Limit as refreshed.

6.6

The Company may seek separate approval of the Shareholders in general meeting to grant Awards beyond the Scheme Mandate Limit to Eligible Participants specifically identified by the Company, subject to compliance with the requirements set out in the Listing Rules. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit.

7.	Administration
7.1

The chairperson of the Board or the Committee as authorized by the Board, provided that such Committee is established, shall be responsible and have full authority for administering the Scheme in accordance with the Scheme Rules.

7.2

The authority to administer the Scheme may be delegated by the Scheme Administrator to any other persons deemed appropriate at the sole discretion of the Scheme Administrator, including its powers to offer or grant Awards and to determine the terms and conditions of such Awards, provided that nothing in this Rule 7.2 shall prejudice the Board’s power to revoke such delegation at any time or derogate from the authority rested with the Board in Rule 7.1. Any Committee of the Board shall be constituted to comply with any applicable laws, rules and regulations. If the Committee is established, any actions taken by such committee to administer the Scheme shall be approved by a simple majority of the members of the committee with majority of the members of the Committee constitute a quorum. Any grant or amendment of Awards to any Committee member shall then require an affirmative vote of a majority of the Board members who are not on the Committee.

7.3	Decisions of the Scheme Administrator in relation to the operation of the Scheme or interpretation of the Scheme Rules shall be final and binding on all parties.
7.4

The Scheme Administrator may from time to time appoint one or more administrators, who may be independent third-party contractors, to assist in the administration of the Scheme, to whom they may delegate such functions relating to the administration of the Scheme as they may think fit. The duration of office, terms of reference and remuneration (if any) of such administrators shall be determined by the Scheme Administrator.

7.5	Subject to the Scheme Rules and any applicable laws, rules and regulations, the Scheme Administrator shall have the power from time to time to:
(a)	construe and interpret the Scheme Rules and the terms of the Awards granted from time to time;
(b)

make or vary such arrangements, guidelines, procedures and/or regulations for the administration, interpretation, implementation and operation of the Scheme, provided that they are not inconsistent with the Scheme Rules;

(c)

establish a Trust, appoint a Trustee, approve the terms of any Trust Deed and make such other arrangements for the implementation and administration of the Scheme as the Scheme Administrator shall see fit pursuant to Rule 7.8;

7

(d)	grant Awards to those Eligible Participants whom the Scheme Administrator shall select from time to time;
(e)

determine the terms and conditions of Awards granted under the Scheme including but not limited to number of Awards, Issue Price, Exercise Price, Vesting Dates, vesting criteria, performance targets, clawback arrangements, the method of payment of Issue Price and Exercise Price, and other conditions including but not limited to any vesting acceleration or waiver of forfeiture restrictions, the extension of the post-termination exercisability of an Award or payment of the Exercise Price or Issue Price longer than is otherwise provided for in an Award Letter, and any restriction or limitation regarding any Award or the Class A Shares relating thereto, based in each case on such factors as the Scheme Administrator, in their sole discretion, shall determine;

(f)

allow Awardees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued or transferred under an Award that number of Class A Shares having a fair market value equal to the minimum amount required to be withheld. The fair market value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Awardees to have Class A Shares withheld for this purpose shall be made in such form and under such conditions as the Scheme Administrator may deem necessary or advisable;

(g)	approve the form of Award Letters;
(h)	decide how the vesting of the Award Shares will be settled pursuant to Rules 13.5 and 13.6;
(i)

make such appropriate and equitable adjustments to the terms of Awards granted under the Scheme as the Scheme Administrator deems necessary, including, without limitation, the discretionary authority to extend the post-termination exercisability of an Award longer than is otherwise provided for in an Award Letter or accelerate the vesting or exercisability of an Award;

(j)	determine the commencement or termination date of an Eligible Participant’s or Grantee’s employment with any member of the Group;
(k)	make any other determination and take any other action that they deem necessary or desirable for the administration of the Scheme; and
(l)	take such other steps or actions as they deem necessary or prudent to give effect to the terms and intent of the Scheme Rules and/or Awards.
7.6

None of the directors of the Company or any Scheme Administrator shall be personally liable by reason of any contract or other instrument executed by him/her, or on his/her behalf or for any mistake of judgment made in good faith, for the purposes of the Scheme, and the Company shall indemnify and hold harmless each member of the Board and any Scheme Administrator against any cost or expense (including legal fees) or liability (including any sum paid in settlement of a claim with the approval of the Board) arising out of any act or omission to act in connection with the Scheme unless arising out of such person’s wilful default, negligence, fraud or bad faith.

7.7	In respect of the administration of the Scheme, the Company shall comply with all applicable shareholder approval, announcement, circular and reporting requirements imposed by the Listing Rules.

8

7.8

The Company may establish a Trust and appoint a Trustee to acquire and hold Class A Shares and other trust property under the Trust for the purposes of implementing and administering the Scheme. The administration and operation of the Trust shall be governed by the Trust Deed. Unless otherwise agreed between the Company and any Trustee, the Scheme Administrator shall act on behalf of the Company to give instructions to and direct the Trustee. The Company may:

(a)

issue and allot to the Trustee, on terms and at issue prices (including at par value) as shall be determined by the Board, the relevant number of Class A Shares issuable in respect of any Awards, to be held by the Trustee on the terms of the Trust Deed and reserved for specified Eligible Participants; and/or

(b)	direct the Trustee to purchase Award Shares on-market at prevailing market prices from funds provided by the Company.
7.9

A Trustee shall not exercise any voting rights in respect of any unvested Class A Shares held by it, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given.

8.	Grant of Awards
8.1

The Scheme Administrator may, from time to time, in its absolute discretion select any Eligible Participant to be a Grantee and, subject to these Scheme Rules, grant an Award to such Grantee during the Scheme Period. The nature, amount, terms and conditions of any such Award so granted shall be determined by the Scheme Administrator in its sole and absolute discretion, subject to these Scheme Rules.

8.2	An Award may be take the form of:
(a)

an award which vests in the form of the right either to (i) subscribe for and/or be issued or (ii) purchase such number of Class A Shares as the Scheme Administrator may determine at the Issue Price in accordance with the terms of the Scheme Rules (a “Share Award”); or

(b)

an award which vests in the form of the right either to (i) subscribe for or (ii) purchase such number of Class A Shares as the Scheme Administrator may determine during the Exercise Period at the Exercise Price in accordance with the terms of the Scheme Rules (a “Share Option”).

8.3

The Scheme Administrator may determine the amount (if any) payable on application or acceptance of an Award and the period within which any such payments must be made, which amounts (if any) and periods shall be set out in the Award Letter.

8.4

The Issue Price for Awards which take the form of Share Awards shall be such price determined by the Scheme Administrator and notified to the Grantee in the Award Letter. For the avoidance of doubt, the Scheme Administrator may determine the Issue Price to be at nil consideration.

8.5	For Awards which take the form of Share Options the Scheme Administrator shall determine and notify the Grantee in the Award Letter:
(a)

the Exercise Price for such Share Options, provided that the Exercise Price shall in any event be no less than the value of the Share Options on the date of grant determined as follows: if the Class A Shares are listed on one or more established stock exchanges or national market systems, including without limitation, the Nasdaq Stock Market or the New York Stock Exchange or the Stock Exchange of Hong Kong Limited, its value

9

shall be the higher of: (i) the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Class A Shares are listed (as determined by the Scheme Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), and (ii) the average closing sales price (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Class A Shares are listed (as determined by the Scheme Administrator) for the five business days immediately preceding the date of determination, as reported on the website maintained by such exchange or market system or such other source as the Scheme Administrator deems reliable;

(b)

the Exercise Period for such Share Options, provided that the Exercise Period shall in any event be not longer than 10 years from the Grant Date. A Share Option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the expiry of the tenth anniversary from the Grant Date.

9.	Limits on Grants of Awards
9.1

Unless approved by the Shareholders in the manner set out in this Rule, the total number of Class A Shares issued and to be issued upon exercise of Awards granted and to be granted under this Scheme and any other share schemes of the Company to each Eligible Participant (including both exercised and outstanding Options) in any 12 month period shall not exceed 1% of the total number of Shares in issue. Any further grant of Awards to an Eligible Participant which would exceed this limit shall be subject to separate approval of the Shareholders in general meeting with the relevant Eligible Participant and their associates abstaining from voting. A circular shall be sent to the Shareholders disclosing the information required to be disclosed under the Listing Rules. The number and terms of the Awards to be granted to such Eligible Participant shall be fixed before the Shareholders’ approval is sought. For any Share Options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the Grant Date for the purpose of calculating the Exercise Price.

9.2

Any grant of Awards to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the compensation committee of the Board (excluding any member who is a proposed recipient of the grant of the Award) and the independent non-executive Directors of the Company (excluding any independent non-executive Director who is a proposed recipient of the grant of Awards). In addition, in the case where the Award Shares are to be satisfied by way of issue and allotment of new Shares by the Company:

(a)

where any grant of Share Awards (but not any grant of Share Options) to any Director (other than an independent non-executive Director) or chief executive of the Company would result in the Class A Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the terms of this Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue at the date of such grant; or

(b)

where any grant of Awards to an independent non-executive director or substantial shareholder of the Company (or any of their respective associates) would result in the number of Class A Shares issued and to be issued upon exercise of all Awards already granted (excluding any Awards lapsed in accordance with the terms of this Scheme) to such person in the 12 month period up to and including the date of such grant representing in aggregate over 0.1% (or such other higher percentage as may from time to time be specified by the Stock Exchange) of Shares in issue,

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such further grant of Awards must be approved by shareholders of the Company in general meeting in the manner required, and subject to the requirements set out, in the Listing Rules.

9.3	No Award shall be granted to any Eligible Participant:
(a)

in circumstances prohibited by the Listing Rules or at a time when the relevant Eligible Participant would be prohibited from dealing in the Class A Shares by the Listing Rules or by any applicable rules, regulations or law;

(b)	where the Company is in possession of any unpublished inside information in relation to the Company, until (and including) the trading day after such inside information has been announced;
(c)

during the periods commencing one month immediately before the earlier of the date of the board meeting for approving the Company’s results for any year, half-year, quarterly or any other interim period and the deadline for the Company to announce such results, and ending on the date of the results announcement, provided that such period will also cover any period of delay in the publication of any results announcement;

(d)	if any member of the Group is required under applicable laws, rules or regulations to issue a prospectus or other offer documents in respect of such grant or the Scheme; or
(e)

where such grant or dealing in the Class A Shares in respect of such grant would result in a breach by any member of the Group or any of its directors of any applicable laws, rules, regulations or codes in any jurisdiction from time to time,

(f)

in circumstances where the requisite approval from any applicable governmental or regulatory authority has not been obtained, provided that to the extent permissible in accordance with applicable laws, rules and regulations an Award may be made conditional upon such approval being obtained;

(g)

in circumstances which would result in a breach of the Scheme Limit, provided that to the extent permissible in accordance with applicable laws, rules and regulations an Award may be made conditional upon the Scheme Limit being refreshed or approval of Shareholders being otherwise obtained;

(h)

where such Award is to a connected person and under the Listing Rules requires the specific approval of Shareholders, until such approval of Shareholders is obtained, provided that to the extent permissible in accordance with applicable laws, rules and regulations an Award may be made conditional upon such specific shareholder approval being obtained, and any such grant so made (or made without being subject to the necessary conditions contemplated by this Rule 9.3) shall be null and void to the extent (and only to the extent) that it falls within the circumstances described above.

10.	Award Letter
10.1

The Company shall, in respect of each Award, on the Grant Date issue a letter to each Grantee in such form as the Scheme Administrator may from time to time determine setting out the terms and conditions of the Award (an “Award Letter”), which may include the number of Class A Shares in respect of which the Award relates, the Issue Price or Exercise Price (as applicable), the vesting criteria and conditions, the Vesting Date, any minimum performance targets that must be achieved and any such other details as the Scheme Administrator may

11

consider necessary, and requiring the Grantee to undertake to hold the Award on the terms of the Award Letter and be bound by the provisions of the Scheme Rules.
10.2

To the extent that Awards shall be satisfied by way of issue and allotment of new Class A Shares, the grant of such Awards shall be conditional upon the Listing Committee of the Stock Exchange having granted approval for the listing of, and permission to deal in, such Class A Shares and the satisfaction of any other conditions as may be considered necessary or appropriate by the Scheme Administrator.

10.3	Unless otherwise specified in the Award Letter:
(a)

a Grantee shall have 20 Business Days from the Grant Date to accept the Award. A Grantee may accept an Award by giving written notice or other form of notice through electronic transmission of their acceptance to the Company or the Scheme Administrator, together with remittance in favour of the Company of any consideration payable upon grant of the Award;

(b)	any Award may be accepted in whole or in part provided that it must be accepted in respect of a board lot for dealing in Class A Shares or a multiple thereof; and
(c)	to the extent that an Award is not accepted within the time and in the manner indicated in this Rule, it shall be deemed to have been irrevocably declined and shall automatically lapse.
11.	Vesting of Awards
11.1

The Scheme Administrator may in respect of each Award and subject to all applicable laws, rules and regulations determine the applicable Vesting Dates and/or any other criteria and conditions for vesting of the Awards in its sole and absolute discretion. The relevant Vesting Date of any Award and any other criteria or conditions for vesting shall be set out in the Award Letter.

11.2

The Vesting Date in respect of any Award shall be not less than 12 months from the Grant Date, provided that for Employee Participants the Vesting Date may be less than 12 months from the Grant Date (including on the Grant Date) in the following circumstances:

(a)	grants of “make whole” Share Awards to new Employee Participants to replace share awards such Employee Participants forfeited when leaving their previous employers;
(b)	grants to an Employee Participant whose employment is terminated due to death or disability or event of force majeure;
(c)	grants of Awards which are subject to the fulfilment of performance targets pursuant to Rule 12;
(d)

grants of Awards the timing of which is determined by administrative or compliance requirements not connected with the performance of the relevant Employee Participant, in which case the Vesting Date may be adjusted to take account of the time from which the Award would have been granted if not for such administrative or compliance requirements;

(e)	grants of Awards with a mixed vesting schedule such that the Awards vest evenly over a period of 12 months;
(f)	grants of Awards with a total vesting and holding period of more than 12 months; or

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(g)

grants of Awards under specific circumstances which are subject to an explanation by the Board (or the compensation committee where the arrangements relate to Awards  to directors and/or senior managers) as to why a shorter vesting period is appropriate and aligns with the purpose of the Share Scheme.

12.	Performance Targets
12.1

The Scheme Administrator may in respect of each Award and subject to all applicable laws, rules and regulations determine such performance targets or other criteria or conditions for vesting of Awards in its sole and absolute discretion. Any such performance targets, criteria or conditions shall be set out in the Award Letter. The Scheme Administrator shall have regard to the purpose of the Scheme in making such determinations, with any performance targets generally being in line with common key performance indicators in the industry of the Group, and taking into account the different roles and contributions of the Grantees. The Scheme Administrator shall also establish robust mechanisms to ensure impartial evaluation of such indicators. For the avoidance of doubt, an Award shall not be subject to any performance targets, criteria or conditions if none are set out in the relevant Award Letter.

13.	Events After Vesting Date
13.1

After the applicable Vesting Date for any Award taking the form of a Share Option, such Share Option may be exercised in whole or in part by the Grantee giving notice in writing to the Company in such form as the Scheme Administrator may from time to time determine stating that the Share Option is thereby exercised and the number of Class A Shares in respect of which it is exercised. Each such notice must be accompanied by a remittance for the Exercise Price multiplied by the number of Class A Shares in respect of which the notice is given, or shall be given as otherwise determined by the Scheme Administrator as set out in Rule 15. Within 10 Business Days after receipt of the notice and related remittance in full, the Company shall satisfy the Award by either one, or a combination, of the following methods:

(a)	allot and issue to the Grantee the number of Award Shares in respect of which the Share Option has been exercised; or
(b)	direct and procure the Trustee to transfer the number of Award Shares in respect of which the Share Option has been exercised to the Grantee.
13.2

After the applicable Vesting Date for any Award taking the form of a Share Award, within 10 Business Days following the Vesting Date, subject to receipt in full of the Issue Price payable (if any) multiplied by the number of Award Shares to be issued pursuant to the relevant Share Award, the Company shall satisfy the Award by either one, or a combination, of the following methods:

(a)	allot and issue to the Grantee the relevant number of Award Shares constituting the Share Award; or
(b)	direct and procure the Trustee to transfer the number of Award Shares to the Grantees.
13.3

The Award Shares shall be credited as fully paid (as applicable) and the Company shall instruct the Share Registrar to allot and issue or transfer (as the case may be) the Award Shares, subject to the Grantee executing and delivering all such forms and instruments and providing such instructions in the manner as shall be required by the Scheme Administrator or any designated third party.

13.4	Any Award Shares allotted and issued pursuant to Rule 13.1 and 13.2 shall be identical to all existing issued Class A Shares and shall be allotted and issued subject to all the provisions of

13

the Articles for the time being in force and will rank pari passu with the other fully paid Class A Shares in issue on the date the name of the Grantee is registered on the register of members of the Company. For the avoidance of doubt, a Grantee shall not have any voting rights, or rights to participate in any dividends or distributions (including those arising on a liquidation of the Company) declared or recommended or resolved to be paid to the Shareholders on the register on a date prior to such registration.

13.5

For the purposes of satisfying the issuance or transfer (as the case may be) of Class A Shares pursuant to Rule 13.1 or 13.2, to the extent that, at the determination of the Scheme Administrator, it is not practicable for the Grantee to receive Award Shares due to applicable legal or regulatory restrictions, the Scheme Administrator may (whether or not through a trustee or other third party) sell on-market through the facilities of the Stock Exchange at prevailing market prices the number of Class A Shares to be issued or to which the Grantee is entitled pursuant to Rule 13.1 or 13.2 and pay to the Grantee the Actual Selling Price of such Class A Shares by remittance to the bank account of the Grantee, details of which the Grantee shall provide to the Scheme Administrator upon request.

13.6

In the event that a Trust has been established to implement and administer the Scheme, for the purposes and in lieu of satisfying the requirement to allot and issue or transfer (as the case may be) Award Shares pursuant to Rule 13.1 or 13.2, the Scheme Administrator may at its discretion direct the Trustee, pursuant to the Trust Deed, to

(a)	hold the relevant number of Award Shares on trust for the Grantee until such time as the Scheme Administrator directs the Trustee to:
(i)

(A) transfer the relevant Award Shares to the Grantee or (B) sell the Award Shares on-market through the facilities of the Stock Exchange at prevailing market prices and remit the Actual Selling Price to the Grantee; and

(ii)

remit to the Grantee any Related Income which has accrued in respect of the Award Shares from the relevant Vesting Date through to the date the Scheme Administrator gives a direction to the Trustee pursuant to this Rule.

13.7

Any direct costs and expenses arising on the issue or transfer (as the case may be) of the Award Shares to or for the benefit of a Grantee as contemplated by Rule 13.1 or 13.2 shall be borne by the Company. Any stamp duty, fees, levies, brokerage or other direct costs and expenses arising on the transfer or sale of the Award Shares and payment of the Actual Selling Price as contemplated by Rules 13.1, 13.2,  13.5 and 13.6 shall be borne by the Grantee and deducted by the Scheme Administrator from any amounts payable to the Grantee.

13.8

At the discretion of the Scheme Administrator and to the extent permitted by the Listing Rules, any obligation to issue or transfer of Award Shares to a Grantee pursuant to these Scheme Rules may be satisfied by allotting, issuing or transferring the relevant Award Shares to the Grantee’s nominee or depositing the relevant Award Shares in the Grantee’s designated securities account held with the Central Clearing and Settlement System operated by The Hong Kong Securities Clearing Company Limited, the details of which the Grantee shall provide to the Scheme Administrator upon request.

14.	Taxation
14.1

All taxes (including personal income taxes, capital gains taxes, salary taxes and similar taxes), duties, social security contributions, impositions, charges and other levies arising out of or in connection with the Grantee’s participation in the Scheme or in relation to the Award Shares, Actual Selling Price or Related Income (the “Taxes”) received by a Grantee shall be borne by such Grantee and neither the Company nor any designated third party shall be liable for any

14

Taxes. Each Grantee by its acceptance of any grant of Awards agrees to and will indemnify each member of the Group, the Trustee and any designated third party against any liability they may have to pay or account for such Taxes, including any withholding liability in connection with any Taxes. To give effect to this, the Company, Trustee or other designated third party may:

(a)

reduce or withhold such number of the Award Shares to be issued or transferred, or Actual Selling Price or Related Income paid, to the Grantee as may be necessary to settle any Taxes (the number of Award Shares that may be reduced or withheld shall be limited to the number of Award Shares that have a fair market value on the date of withholding that, in the reasonable opinion of the Scheme Administrator is sufficient to cover any such liability);

(b)	sell, on the Grantee’s behalf, such number of Award Shares as may be necessary to settle any Taxes and retain the proceeds and/or pay them to the relevant authorities or government agency;
(c)

deduct or withhold, without notice to the Grantee, the amount of any such liability from any payment to the Grantee made under the Scheme or from any payments due from a member of the Group to the Grantee, including from the salary payable to the Grantee by any member of the Group; and/or

(d)

require the Grantee to remit to any member of the Group or the Trustee an amount sufficient to satisfy any Taxes or other amounts required by any governmental authority to be withheld and paid over to such authority by any member of the Group or Trustee on account of the Grantee or to otherwise make alternative arrangements satisfactory to the Company for the payment of such amounts.

The Company and Trustee shall not be obliged to issue or transfer any Award Shares or pay any Actual Selling Price or Related Income to a Grantee unless and until the Grantee satisfies the Company (in the opinion of the Scheme Administrator) that such Grantee’s obligations for Taxes under this Rule have been met.

15.	Payment for Shares
15.1

The consideration to be paid for the Class A Shares underlying the Awards granted under the Scheme, including the method of payment, shall be determined by the Scheme Administrator, subject to the provisions in this Rule 15.

15.2

The entire Exercise Price or Issue Price (as the case may be) for Shares issued under the Scheme shall be payable in cash or cash equivalents at the time when the Shares are purchased, except as payable in other methods of payment provided in this Rule 15, provided that the Exercise Price and the Issue Price are determined in accordance with these Scheme Rules.

15.3

To the extent that an Award Letter so provides, all or any part of the Exercise Price or Issue Price (as the case may be) may be paid by surrendering, or attesting to the ownership of, Class A Shares that are already owned by the Grantee. These Class A Shares shall be surrendered to the Company in good form for transfer and shall be valued at their fair market value on the date the Share Option is exercised or the Class A Shares underlying a Share Award are purchased or transferred. The Grantee shall not surrender, or attest to the ownership of, Class A Shares in payment of the Exercise Price or Issue Price (as the case may be) if this action would subject the Company to adverse accounting consequences, as determined by the Scheme Administrator.

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15.4

At the discretion of the Scheme Administrator and to the extent so provided in the Award Letter, Awards may be awarded under the Plan in consideration of services rendered to the Company or any subsidiary prior to the Award.

15.5

At the discretion of the Scheme Administrator and to the extent an Award Letter so provides, and if the Class A Shares are publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Class A Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

15.6

At the discretion of the Scheme Administrator and to the extent an Award Letter so provides, and if the Class A Shares are publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Class A Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

15.7

At the discretion of the Scheme Administrator and to the extent an Award Letter so provides, all or a portion of the Exercise Price or Issue Price may be paid by any other form of consideration and method of payment to the extent permitted by applicable laws, rules and regulations.

16.	Voting and Dividend Rights
16.1

Awards do not carry any right to vote at general meetings of the Company, nor any right to dividends, transfer or other rights. No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Award unless and until the Award Shares are issued or transferred to the Grantee pursuant to the vesting and/or exercise of such Awards. Where Award Shares are held on trust for the Grantee pursuant to Rule 13.6(a), a Grantee may give instructions to the Trustee to exercise the voting rights in respect of those Award Shares pursuant to, and to the extent permitted by, the Trust Deed.

17.	Cancellation of Awards
17.1	Any Awards granted but not exercised may be cancelled by the Scheme Administrator at any time with the prior consent of the Grantee.
17.2

Issuance of new Awards to the same Grantee whose Awards have been cancelled pursuant to Rule 17.1 may only be made if there are unissued Awards available under the Scheme Mandate (excluding the Awards of the relevant Grantee cancelled pursuant to Rule 17.1) and in compliance with the terms of the Scheme.

18.	Clawback
18.1	In the event that:
(a)

a Grantee ceases to be an Eligible Participant by reason of the termination of his/her employment or contractual engagement with the Group or Related Entity for cause or without notice or with payment in lieu of notice;

(b)	a Grantee has been convicted of a criminal offence involving his/her integrity or honesty; or
(c)	in the reasonable opinion of the Scheme Administrator, a Grantee has engaged in serious misconduct or breaches the terms of this Scheme in any material respect,

16

then the Scheme Administrator may make a determination at its absolute discretion that: (A) any Awards issued to that Grantee but not yet exercised shall immediately lapse, regardless of whether such Awards have vested or not, (B) with respect to any Award Shares issued or transferred to that Grantee, the Grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Class A Shares, (2) an amount in cash equal to the market value of such Class A Shares, or (3) a combination of (1) and (2), and/or (C) with respect to any Award Shares held by the Trustee for the benefit of the Grantee, those Award Shares shall no longer be held on trust for nor inure to the benefit of the Grantee.

19.	Ceasing to be an eligible participant
19.1	Death: If a Grantee ceases to be an Eligible Participant by reason of death of the Grantee:
(a)

in the case of Share Options: any vested Share Option as of the date of the Grantee’s death may be exercised before the earlier of (i) the expiration date of the Exercise Period; and (ii) the last day of the six-month period immediately following the Grantee’s death, or such later date as the Scheme Administrator may determine and specify in the Award Letter, by the personal representatives of the Grantee. In the case where a Grantee no longer has any legal capacity to exercise the Share Option, the vested Share Option may be exercised within that period by the persons charged with the duty of representing the Grantee under applicable laws. If the vested Share Option is not exercised within the time mentioned above, the Share Option shall lapse; and

(b)

in the case of Share Awards: the Company shall issue or transfer (as the case may be) the vested Award Shares as of the date of the Grantee’s death or had become vested as a result of the death to the legal personal representatives of the Grantee or the persons charged with the duty of representing the Grantee under applicable laws as soon as practicable following the death of the Grantee or, if the vested Award Shares would otherwise become bona vacantia, the vested Award Shares shall be forfeited and shall lapse.

References in these Scheme Rules to “Grantee” shall be construed as references to a Grantee’s personal representative or estate where the context requires to the extent necessary to give effect to the provisions of this Rule 19.1.

19.2

Other reasons: If a Grantee ceases to be an Eligible Participant for reasons other than those set out in the preceding provisions of this Rule 19 (including the termination of employment, Disability or contractual engagement with any member of the Group or Related Entity):

(a)

subject to the provisions of Rule 18, a Grantee may exercise any vested Share Options as of the date that he/she ceases to be an Eligible Participant before the earliest of (i) the expiration date of the Exercise Period; (ii) the last day of the three-month period following the termination of the Grantee’s status as an Eligible Participant for any reason other than Disability, or such later date as the Scheme Administrator may determine and specify in the Award Letter; or (iii) the last day of the six-month period following the termination of the Grantee’s status as an Eligible Participant by reason of Disability, or such later date as the Scheme Administrator may determine and specify in the Award Letter, or such other period as the Scheme Administrator may decide in their sole discretion. If a Share Option is not exercised within the stipulated time, the Share Option shall be forfeited and shall lapse; and

(b)	any outstanding Awards not yet vested shall immediately be forfeited and shall lapse, unless the Scheme Administrator determines otherwise at their absolute discretion.

17

20.	Transferability
20.1

Awards shall be personal to the Grantee to whom they are made and shall not be assignable or transferable, except in circumstances where the written consent of the Company has been obtained and a waiver has been granted by the Stock Exchange for such transfer in compliance with the requirements of the Listing Rules and provided that any such transferee agrees to be bound by these Scheme Rules as if the transferee were the Grantee.

20.2

Any breach of Rule 20.1 shall entitle the Company to cancel the applicable Awards. For this purpose, a determination by the Board to the effect that a breach of Rule 20.1 has occurred shall be final and conclusive.

21.	Lapse of options
21.1

Without prejudice to the authority of the Scheme Administrator to provide additional situations when an Award shall lapse in the terms of any Award Letter, an Award shall lapse automatically (to the extent not already vested and, where relevant, exercised) on the earliest of:

(a)	the expiry of any applicable Exercise Period;
(b)	the date on which the Board makes a determination under Rule 18; and
(c)	the expiry of any of the periods for exercising a Share Option as referred to in Rule 19 or in the other circumstances set out in that Rule;
(d)	the date on which the Grantee commits a breach of Rule 20.
21.2

The Scheme Administrator shall have the power to decide whether an Award shall lapse and its decision shall be binding and conclusive on all parties. The Company shall not owe any liability to any Grantee for the lapse of any Award under this Rule 21.

22.	Alterations in Share Capital
22.1

In the event of any alteration in the capital structure of the Company by way of capitalization of profits or reserves, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party) after the Adoption Date, the Scheme Administrator shall make such corresponding adjustments, if any, as the Scheme Administrator in its discretion may deem appropriate to reflect such change with respect to:

(a)

the number of Class A Shares constituting the Scheme Mandate Limit and the Existing Shares Mandate Limit, provided that in the event of any Share subdivision or consolidation the Scheme Mandate Limit and the Existing Shares Mandate Limit as a percentage of the total issued Shares of the Company at the date immediately before any consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision;

(b)	the number of Class A Shares in each Award to the extent any Award has not been exercised;
(c)	the Exercise Price of any Share Option or Issue Price of any Share Award,

or any combination thereof, as the Auditors or a financial advisor engaged by the Company for such purpose have certified satisfy the relevant requirements of the Listing Rules and are, in

18

their opinion, fair and reasonable either generally or as regards any particular Grantee, provided always that (i) any such adjustments should give each Grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that Grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued or transferred at less than its nominal value. The capacity of the Auditors or financial advisor (as the case may be) in this Rule is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Grantees.

23.	Dissolution or Liquidation
23.1

In the event of the proposed dissolution or liquidation of the Company, the Scheme Administrator shall notify each Grantee as soon as practicable prior to the effective date of such proposed transaction. The Scheme Administrator in its sole discretion may (but is not obligated to) provide for a Grantee of a Share Option to have the right to exercise his or her Share Option until fifteen (15) days prior to the proposed dissolution or liquidation as to all of the Award Shares covered thereby, including Class A Shares as to which the Share Option would not otherwise be exercisable. In addition, the Scheme Administrator may provide that any Company repurchase or redemption option applicable to any Class A Shares issued, transferred or purchased upon exercise of an Option or vesting of a Share Award shall lapse as to all such Class A Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent a Share Option has not been previously exercised and a Share Award have not been vested and purchased, the Award will terminate immediately prior to the consummation of such proposed action.

24.	Change of control
24.1

If there is a change in control of the Company as the result of a merger, scheme of arrangement or general offer, unless the relevant Award Letter provides otherwise, in the case of a Share Option, each outstanding Share Option shall be assumed or an equivalent option shall be substituted by, and in the case of a Share Award, each outstanding Share Award shall be assumed or an equivalent award shall be substituted by, the successor corporation or a parent or subsidiary of the successor corporation. If, in the event of a change in control, the Share Option or Share Award is not assumed or substituted, in the case of an outstanding Share Option, the Share Option shall fully vest immediately and the Grantee shall have the right to exercise the Share Option as to all of the Award Shares, including Class A Shares as to which it would not otherwise be vested or exercisable, and, in the case of Share Awards, the Share Award shall fully vest immediately and the Grantee shall have the right to receive all the Award Shares underlying the Share Award, including Class A Shares as to which it would not otherwise be vested or exercisable. If a Share Option becomes fully vested and exercisable or a Share Award becomes fully vested, in lieu of assumption or substitution in the event of a change in control, the Scheme Administrator shall notify the Grantee in writing or electronically that the Share Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Share Option shall terminate upon the expiration of such period. For purposes of this Rule 24.1, an Award shall be considered assumed if, following the change in control, the Award confers the right to purchase or receive, for each covered Class A Share immediately prior to the change in control, the consideration (whether shares, cash, or other securities or property) received in connection with the change in control by holders of Class A Shares for each Class A Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Class A Shares); provided, however, that if the consideration received in the change in control is not solely common stock or common shares of the successor corporation or its parent or subsidiary, the Scheme Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Share Option or vesting of the Share Award, for each covered Class A Share, to be solely common stock or

19

common shares of the successor corporation or its parent or subsidiary equal in fair market to the per Class A Share consideration received by holders of Shares in the change in control. Notwithstanding the foregoing, the Scheme Administrator has the power to determine at its sole discretion whether the Vesting Dates of any Awards will be accelerated and/or the vesting conditions or criteria of any Awards will be amended or waived, and notify Grantees accordingly.

24.2	For the purpose of Rule 24.1, “control” shall have the meaning given to it in The Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC.
25.	Amendment of Scheme or Awards
25.1

Subject to the provisions of this Rule 25, the Board may amend any of the provisions of this Scheme or any Awards granted under this Scheme at any time and in any respect, provided that the terms of this Scheme or Awards so altered must comply with the relevant requirements of Chapter 17 of the Listing Rules.

25.2

No amendment or alteration shall be made to any provisions of this Scheme or any Awards granted under this Scheme to the extent that such amendment or alteration has a material adverse effect on any subsisting rights of any Grantee at that date in respect of Awards already granted to that Grantee and to the extent that such Awards have not vested or lapsed or been forfeited, without such Grantee’s consent, provided that no such consent shall be required if the Scheme Administrator determines in its sole discretion that such amendment or alteration either:

(a)

is necessary or advisable in order for the Company, this Scheme or the Award to satisfy any applicable law or Listing Rules or to meet the requirements of, or avoid adverse consequences under, any accounting standard; or

(b)	is not reasonably likely to diminish materially the benefits provided under such Award, or that any such diminishment has been adequately compensated.
25.3

The approval of the Shareholders in general meeting is required for any amendment or alteration to the terms of this Scheme which are of a material nature or to those provisions of this Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules to the extent that such alteration or amendment operates to the advantage of Eligible Participants.

25.4

Any amendment or alteration to the terms of any Award the grant of which was subject to the approval of a particular body (such as the Board or any committee thereof, the independent non-executive Directors, or the Shareholders in general meeting) shall be subject to approval by that same body, provided that this requirement does not apply where the relevant alteration takes effect automatically under existing terms of this Scheme. Without limiting the generality of the foregoing, any change in the terms of Awards granted to any Grantee who is a director, chief executive or substantial shareholder of the Company, or any of their respective associates, must be approved by the Shareholders in general meeting in the manner required in the Listing Rules if the initial grant of the Awards requires such approval (except where the changes take effect automatically under the rules of this Scheme).

25.5

Any change to the authority of the Board or the Scheme Administrator, including under this Rule 25, to alter the terms of this Scheme shall be subject to the approval of the Shareholders in general meeting.

26.	Termination
26.1	Subject to Rule 26.2, the Scheme shall terminate on the earlier of:

20

(a)	the expiry of the Scheme Period; and
(b)	such date of early termination as determined by the Board,

following which no further Awards will be offered or granted under this Scheme, provided that notwithstanding such termination, the Scheme and the Scheme Rules shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any Awards granted prior to the termination of the Scheme and such termination shall not affect any subsisting rights already granted to any Grantee hereunder.

26.2

Awards complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the Scheme and remaining unvested, unexercised and unexpired immediately prior to the termination of the operation of the Scheme in accordance with Rule 26.1 shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the Scheme.

27.	Miscellaneous
27.1

This Scheme shall not form part of any contract of employment or other contract between the Group and any Eligible Participant or Grantee, and the rights and obligations of any Eligible Participant or Grantee under the terms of his/her office or employment or engagement shall not be affected by his/her participation in this Scheme or any right which he/she may have to participate in it, and this Scheme shall afford such Eligible Participant or Grantee no additional rights to compensation or damages in consequence of the termination of such office or employment or engagement for any reason.

27.2

The Company shall not be responsible to (i) any Eligible Participant or Grantee for any failure by the Company or any person involved in the management or administration of the Scheme or (ii) any person (including any Eligible Participant and Grantee) to obtain any consent or approval required for such person to participate in the Scheme or (iii) any Eligible Participant or Grantee for any Taxes, expenses, fees or any other liability to which such Eligible Participant or Grantee may become subject as a result of participation in the Scheme.

27.3

Save as specifically provided herein, this Scheme shall not confer on any person any legal or equitable rights against any member of the Group directly or indirectly or give rise to any cause of action at law or in equity against the any member of the Group. No person shall, under any circumstances, hold the Board, Scheme Administrator, the Company or any other member of the Group, any administrator or any Trustee or designated third Party liable for any costs, losses, expenses and/or damages whatsoever arising from or in connection with the Scheme or the administration thereof.

27.4

In the event that an Award lapses or is forfeited in accordance with the Scheme Rules, no Grantees shall be entitled to any compensation for any loss or any right or benefit or prospective right or benefit under the Scheme which he/she might otherwise have enjoyed.

27.5	The Company shall bear the costs of establishing and administering the Scheme.
27.6

All allotments and issuances and transfers of Class A Shares pursuant to this Scheme will be subject to all necessary consents under any relevant legislation and Listing Rules for the time being in force in Hong Kong, the United States and in the Cayman Islands. A Grantee shall be responsible for obtaining any governmental or other official consent or approval that may be required by any country or jurisdiction in order to permit the grant, holding or exercise of any Award. By accepting a grant of an Award or exercising an Award, the Grantee thereof is deemed to have represented to the Company that the Grantee has obtained all such consents and approvals. Compliance with this Rule shall be a condition precedent to an acceptance of an

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Award by a Grantee and an exercise by a Grantee of their Awards. Each Grantee by their acceptance of any Award thereby agrees to indemnify each member of the Group fully against all claims, demands, liabilities, actions, proceedings, fees, costs and expenses which they may suffer or incur (whether alone or jointly with other party or parties) for or in respect of any failure on the part of the Grantee to obtain any necessary consent or approval or to pay tax or other liabilities referred therein. No member of the Group shall be responsible for any failure by a Grantee to obtain any such consent or approval or for any tax or other liability to which a Grantee may become subject as a result of the Grantee’s participation in the Option Scheme.

27.7

Each provision hereof shall be treated as a separate provision and shall be severally enforceable as such in the event of any provision or provisions being or becoming unenforceable in whole or in part. To the extent that any provision or provisions hereof are unenforceable they shall be deemed to be deleted from the Scheme Rules, and any such deletion shall not affect the enforceability of the Scheme Rules as remain not so deleted.

27.8

The Scheme shall operate subject to the Articles and to any restrictions under any applicable laws, rules and regulations (including the Listing Rules). To the extent any rules herein are inconsistent with the requirements of the Listing Rules, the provisions of the Listing Rules will prevail.

27.9

By accepting any Award and participating in the Scheme, each Grantee consents to the holding, processing, storage and use of personal data or information concerning him/her by any member of the Group, the Trustee or other third party service provider, in Hong Kong or elsewhere, for the purpose of the administration, management or operation of the Scheme. Such consent permits, but is not limited to, the following:

(a)	the administration and maintenance of records of the Grantee;
(b)

the provision of data or information to without limitation members of the Group, Related Entities, trustees, registrars, brokers or third party administrators or managers of the Scheme, in Hong Kong or elsewhere;

(c)

the provision of data or information to future purchasers or merger partners of the Company or any other member of the Group, any Related Entity, the Grantee’s employing company, or the business in which the Grantee works;

(d)

the transfer of data or information about the Grantee to a country or territory outside China, Hong Kong or the Grantee’s country or region of residence which may not provide the same statutory protection for the information about the Grantee as in China, Hong Kong or the Grantee’s country or region of residence; and

(e)

in the case where an announcement is required to be made pursuant to the Listing Rules for the purposes of granting an Award, the disclosure of the identity of such Grantee, the number of Class A Shares subject to the Award and the terms of the Award granted and/or to be granted and all other information as required under the Listing Rules.

The Grantee is entitled, on payment of a reasonable fee, to a copy of the personal data held about him/her, and if such personal data is inaccurate, the Grantee has the right to have it corrected.

27.10

Any notice or other communication between the Company and any Eligible Participant or Grantee may be given by sending the same by prepaid post or by personal delivery to, in the case of the Company, its principal place of business in Hong Kong or such other address as notified to the Eligible Participant or Grantee from time to time and in the case of an Eligible Participant or Grantee, his/her address as notified to the Company from time to time or by hand

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delivery. In addition, any notice, disclosure or other communication from the Company to any Eligible Participant or Grantee may be given, and any mechanism for soliciting responses or notices from any Eligible Participant or Grantee to the Company may be effected, by any electronic means as the Scheme Administrator considers appropriate.

27.11

Any notice or other communication served by post shall be deemed to have been served 24 hours after the same was put in the post. Any notice or other communication served by electronic means shall be deemed to have been received on the day following that on which it was sent. Any notice or other communication served by personal delivery shall be deemed to have been received when delivered. Any notice or other communication if sent by the Grantee shall be irrevocable and shall not be effective until actually received by the Company.

28.	Governing Law and Third Party Rights
28.1	The Scheme Rules and all Awards granted hereunder shall be governed by and construed in accordance with the laws of Hong Kong.
28.2

Save as otherwise expressly provided in the Scheme Rules, no third party (which for the purposes of this Rule 28.2 means any person other than the Company and Grantees) shall have the right to enforce any of the terms of the Scheme or the Scheme Rules or otherwise enjoy any benefits under the Scheme pursuant to the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) or otherwise. Alteration of the Scheme or the Scheme Rules may be effected in accordance with Rule 25 without requiring the consent of any third party.

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